UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X103

(CUSIP Number)

September 13, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 63937X103	Schedule 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON John K. Scott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,904,422
	6	SHARED VOTING POWER 202,785 (1)
	7	SOLE DISPOSITIVE POWER 21,904,422
	8	SHARED DISPOSITIVE POWER 202,785 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,107,207
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Includes 52,785 shares of Common Stock owned by the Reporting Person’s spouse and 150,000 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.

(2)

Based on 181,940,700 shares of Common Stock outstanding, including (i) 163,620,090 shares of Common Stock outstanding as of August 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2018, plus (ii) 18,320,610 shares of Common Stock issued to the Reporting Person on September 13, 2018, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2018.

CUSIP No. 63937X103	Schedule 13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Navidea Biopharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4995 Bradenton Avenue, Suite 240

Dublin, Ohio 43017

Item 2(a).	Name of Person Filing:

John K. Scott, Jr. (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5251 DTC Parkway, Suite 285

Greenwood Village, CO 80111

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

63937X103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 63937X103	Schedule 13G	Page 4 of 6 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                    .

Item 4.	Ownership:

(a)	Amount beneficially owned: 22,107,207

(b)	Percent of class: 12.2% (1)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 21,904,422

(ii) Shared power to vote or direct the vote: 202,785 (2)

(iii) Sole power to dispose or to direct the disposition of: 21,904,422

(iv) Shared power to dispose or to direct the disposition of: 202,785 (2)

(1)

Based on 181,940,700 shares of Common Stock outstanding, including (i) 163,620,090 shares of Common Stock outstanding as of August 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2018, plus (ii) 18,320,610 shares of Common Stock issued to the Reporting Person on September 13, 2018, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2018.

(2)

Includes 52,785 shares of Common Stock owned by the Reporting Person’s spouse and 150,000 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 63937X103	Schedule 13G	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 63937X103	Schedule 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2018

/s/ John K. Scott, Jr.
John K. Scott, Jr.